May 7, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention:	John Cash,
Accounting Branch Chief

Re:	Alcoa Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-03610
Filed February 17, 2009

Dear Mr. Cash:

On behalf of Alcoa Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 23, 2009 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 001-03610) (the “2008 10-K”), filed by the Company on February 17, 2009. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management’s Discussion and Analysis, page 40

Liquidity and Capital Resources, page 57

1.	To the extent that future non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Such disclosures will allow investors to understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission’s Guidance

John Cash

May 7, 2009

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Response: In response to the Staff’s comment, in future filings, if future non-compliance of any debt covenants becomes reasonably likely, the Company will disclose and discuss the specific terms of any such covenants as well as the terms of our most significant and restrictive covenants. The Company respectfully advises the Staff that management did not deem future non-compliance of any of our debt covenants as reasonably likely.

Critical Accounting Policies and Estimates, page 61

Goodwill, page 62

2.	We note your disclosure that indicates the estimated fair value of the Primary Metals reporting unit was not “well in excess of the carrying value” at December 31, 2008. We further note the number of “significant assumptions and estimates” involved in estimating the fair value of each reporting unit under a discounted cash flow model. Please revise future filings to quantify the most significant assumptions you used to estimate the fair value of the Primary Metals reporting unit as well as the fair value of any other material reporting unit for which future goodwill impairment is reasonably likely. Please also provide sensitivity analyses for each significant assumption. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, in future annual filings, the Company will quantify the most significant assumptions we used to estimate the fair value of the Primary Metals reporting unit, as well as the fair value of any other material reporting unit, if future goodwill impairment is reasonably likely. We will also provide a related sensitivity analysis for each relevant, significant assumption.

3.	We note your disclosures related to your market capitalization and the fair value of your reporting units. Please provide us, and revise future filings to include, a reconciliation of the aggregate fair value of your reporting units to your market capitalization, address the factors that you believe have resulted in differences and assess the reasonableness of your valuations.

Response: In response to the Staff’s comment, our market capitalization and total shareholders’ equity as of December 31, 2008 was $9,012 million and $11,735 million, respectively. We believe the 30% excess of our total shareholders’ equity over our market capitalization represents a reasonable control premium in a hypothetical acquisition of the Company. As evidence of this position, the most recent comparable transaction in the aluminum industry was the acquisition of Alcan Inc. by Rio Tinto plc (RTP). RTP paid a $40 per share premium, or 65%, over Alcan’s common stock price of $61.03.

John Cash

May 7, 2009

As disclosed on pages 62 and 63 of our 2008 10-K, the fair value of each of our reporting units is estimated using a discounted cash flow (DCF) model, and our analyses as of December 31, 2008 determined that the estimated fair value of each of our reporting units exceeded their respective carrying value. In addition, the aggregate fair value of our reporting units was far in excess of our market capitalization as of December 31, 2008.

In addition to the control premium mentioned above, we believe there are a number of additional factors that explain the excess of our total shareholders’ equity over our market capitalization. We will focus on the global liquidity crisis and commodity prices.

In each of the five years prior to 2008, our market capitalization was $26 billion or higher, and, in 2008, our market capitalization ranged from a low of $5 billion to a high of $36 billion. The unprecedented global liquidity crisis that began in the second half of 2008 affected nearly every company and their respective market capitalization in every industry, especially commodity-driven companies like Alcoa. The market price of our common stock was $11.26 on December 31, 2008, which equates to a 65% decline from August 31, 2008 ($32.13). Over this period of time, the size and structure of the Company did not change. In addition, there were no events or transactions during this four-month period that we would have reasonably expected to result in such a significant decline in the market price of our common stock.

It is important to note that because we are a commodity-driven company, our businesses are cyclical in nature in a stable global economy. When you factor in the extraordinary turmoil that occurred in the financial and credit markets and its related impact on global economies, we become even more susceptible to significant and volatile fluctuations in the market price of our common stock. We believe the unprecedented drop in the market price of our common stock, in terms of both timeframe and magnitude, was primarily due to this extraordinary turmoil, and, therefore, looking at our market capitalization at a single point in time is not appropriate. As a result, management believes the quoted market price of our common stock does not fully reflect the underlying value of the future cash flows of the Company.

Additionally, as discussed in Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets,” control premiums may effectively cause a company’s aggregate fair value of its reporting unit(s) to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control. As a result, the measurement of fair value of an entity with a collection of assets and liabilities that operate together to produce cash flows is different from the fair value measurement of that entity’s individual securities, hence, the reason a control premium is paid.

John Cash

May 7, 2009

Based upon the above factors, management concluded that our DCF models are more indicative of the estimated fair values of our reporting units; therefore, no impairment of goodwill was necessary.

In response to the Staff’s comment, in future annual filings, if our market capitalization is significantly less than our total shareholders’ equity, which may indicate our inability to recover goodwill, the Company will provide our market capitalization as of the period end, make a statement as to whether the aggregate fair value of our reporting units determined under our DCF models exceeds our market capitalization, and address the significant factors we believe give rise to the differences.

Financial Statements

Note I – Investments, page 106

4.	We note that you entered into an agreement to exchange your 45.45% interest in Sapa AB for Orkla’s 50% interest in Elkem and that you recorded an impairment of $333. Please tell us the carrying value of each interest and explain to us how you determined the estimated fair value of each interest. Also, please tell us when the exchange occurred or is expected to occur, how it was or will be accounted for, and if any gain or loss is expected.

Response: The Company respectfully directs the Staff’s attention to Note I on page 106 of the 2008 10-K. The following sentences are included in the last paragraph on page 106:

“As of December 31, 2008, the carrying value of Alcoa’s Sapa AB investment was $475. This transaction is expected to be completed in the first quarter of 2009.”

John Cash

May 7, 2009

In December 2008, we recorded an impairment charge of $333 million ($223 million after-tax) on our equity method investment in Sapa AB to write down its carrying value to its estimated fair value. The estimated fair value of our Sapa AB investment was determined based on a third-party valuation of the Sapa AB business. The impairment charge was considered necessary as the decline in value was considered other than temporary in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and in consideration of the Company’s pending transaction to divest the business, as disclosed in the 2008 10-K.

The carrying value of our existing 50% interest in Elkem Aluminium ANS (Elkem) was $435 million as of December 31, 2008 and was accounted for as an equity method investment prior to the exchange transaction.

The exchange transaction occurred on March 31, 2009 and was accounted for under the provisions of Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations,” (SFAS 141R), which we adopted on January 1, 2009. The assets and liabilities of Elkem were recorded at 100% of their preliminary estimated fair value (the final amounts to be recorded will be based on valuation and other studies that have not yet been completed).

In accordance with SFAS 141R, we recognized a gain of $188 million ($133 million after-tax) on this transaction in the first quarter of 2009, principally comprising the holding gain on the re-measurement of our existing 50% equity method investment in Elkem to estimated fair value and the reversal of amounts previously recorded by the Company in accumulated other comprehensive income associated with derivative contracts designated as cash flow hedges by Elkem.

The Company wishes to advise the Staff that the Company provided the disclosure requested in this comment in Note E to the Consolidated Financial Statements on page 10 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, which was filed on April 24, 2009 prior to receiving the Comment Letter. We will update this information in future filings as the valuation of acquired assets and liabilities are completed and any necessary adjustments are recorded.

* * * * *

John Cash

May 7, 2009

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2689 or Tony Thene at (412) 553-4521.

Very truly yours,

/s/ Charles D. McLane, Jr.
Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer